SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securitites Exchange Act of 1934

Date of Report
(Date of earliest event reported): **July 19, 2001**

SUN INTERNATIONAL NORTH AMERICA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4748**	**59-0763055**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

1415 E Sunrise Boulevard
Fort Lauderdale, Florida 33304
(Address of principal executive offices and Zip code)

(954) 713-2500
(Registrant's telephone number, including area code)

Total Number of Pages 3

Item 5 - Other Events

Sun International North America, Inc. ("SINA") is a wholly-owned subsidiary of Sun International Hotels Limited ("SIHL", and together with SINA, the Companies). On July 19, 2001, SIHL, along with SINA, announced that they have extended their previously announced solicitation of consents, launched July 10, 2001, from holders of their 8.625% Senior Subordinated Notes due 2007 and their 9.000% Senior Subordinated Notes due 2007. The consent solicitation will now expire at 5:00 p.m., New York City time, on July 19, 2001, unless further extended.

This announcement is not a solicitation of consents with respect to the 8.625% Notes and the 9.000% Notes. The consent solicitation is being made solely by the Consent Solicitation Statement dated July 10, 2001, and related documents, and those documents should be consulted for additional information regarding consent delivery procedures and the terms and conditions of the consent solicitation.

A copy of such press release is filed herewith as an Exhibit and is incorporated herein by reference.

Item 7(c) - Exhibits

The following exhibit is filed as part of this report:

    99. Press Release, dated July 19, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2001   **SUN INTERNATIONAL NORTH AMERICA, INC.**

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President-Finance

Chief Financial Officer